SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240

Publicy-held Company

Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

SPECIAL SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of NET SERVIÇOS DE COMUNICAÇÃO S.A. (“Company”) are hereby invited by the Board of Directors to attend the Special Shareholders’ Meeting (“Meeting”) to be held on October 31, 2013 at 11:00 a.m., at the Company’s headquarters, located at Rua Verbo Divino, nº 1.356, 1º andar, in the city and state of São Paulo, to resolve on the following AGENDA:

•      The merger of its subsidiaries Net São Paulo Ltda., 614 Serviços de Internet Maceió Ltda., 614 Serviços de Internet João Pessoa Ltda. and 614 TVH Vale Ltda..

All documents related to the matters to be resolved in the Meeting are available to shareholders at the Company’s headquarters, on its Investor Relations website (http://ri.netservicos.com.br) and on the websites of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (http://www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), in compliance with Article 21 of CVM Rule 481/09 and Articles 135, paragraph 3, and 124, paragraph 6, of Law 6404/76.

Shareholders with shares held in custody willing to attend to the Meeting must submit a statement issued by the custody agent before October 28, 2013, that substantiates their status as shareholder.

Shareholders willing to be represented by proxy at the Meeting shall comply with the provisions set forth in Article 126 of Law 6404/76.

São Paulo-SP, October 15, 2013.

Oscar Von Hauske Solis – Chairman of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 15, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.